06009136

BB 7/7

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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|---|---|
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AB 7/8

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 28663 |

## FACING PAGE
## Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/05 (MM/DD/YY) AND ENDING 03/31/06 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Royce Fund Services, Inc.

| OFFICIAL USE ONLY |
|---|
| 14470 |
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1414 Avenue of the Americas
(No. and Street)

New York (City) New York (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Palasits (212) 508-4561
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers
(Name – *if individual, state last, first, middle name*)

250 West Pratt St. (Address) Baltimore (City) MD (State) 21201 (Zip Code)

PROCESSED
JUL 10 2006
THOMSON
FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
MAY 26 2006
WASH, D.C.
185

**CHECK ONE:**

- x Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

BD

AB 7/8/06

# OATH OR AFFIRMATION

I, John D. Diederich, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Royce Fund Services, as of March 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

ESPERANZA L. SPAULDING
Notary Public State of New York
No. 4844157
Qualified in Bronx County
Commission Expires January 31, 20 10

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Royce Fund Services, Inc.

(an indirect wholly owned subsidiary of Legg Mason, Inc.)

**Report of Independent Auditors on the**
**Financial Statements and Supplemental Schedule**
**Pursuant to Rule 17a-5 of the Securities and**
**Exchange Commission**
**March 31, 2006**

# Royce Fund Services, Inc.
(an indirect wholly owned subsidiary of Legg Mason, Inc.)

## Table of Contents

PRICEWATERHOUSECOOPERS

**PricewaterhouseCoopers LLP**
250 West Pratt Street
Suite 2100
Baltimore MD 21201-2304
Telephone (410) 783 7600
Facsimile (410) 783 7680

## Report of Independent Auditors

To the Board of Directors and Stockholder of
Royce Fund Services, Inc.

In our opinion, the accompanying statement of financial condition and the related statements of earnings, of changes in stockholder's equity, and of cash flows present fairly, in all material respects, the financial position of Royce Fund Services, Inc. (the "Company"), a wholly owned subsidiary of Royce & Associates, LLC, at March 31, 2006 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the computation of net capital under Rule 15c3-1 and the computation of determination for reserve requirements and information relating to possession or control requirements of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Baltimore, Maryland
May 26, 2006

**Royce Fund Services, Inc.**

(an indirect wholly owned subsidiary of Legg Mason, Inc.)

**Statement of Financial Condition**

**March 31, 2006**

| | | |
|---|---|---|
| **Assets** | | |
| Cash | $ | 3,999,032 |
| Receivable from Parent | | 18,243 |
| Other assets | | 61,361 |
| Total assets | $ | 4,078,636 |

| | | |
|---|---|---|
| **Liabilities and Stockholder's Equity** | | |
| Liabilities: | | |
| Accrued distribution fees | $ | 3,355,600 |
| Other liabilities | | 77,853 |
| Income Taxes Payable | | 47,319 |
| Total liabilities | | 3,480,772 |
| Stockholder's equity: | | |
| Common stock, $1 par value; 20,000 shares authorized; 1,000 shares issued and outstanding | | 1,000 |
| Additional paid-in capital | | 259,000 |
| Retained earnings | | 337,863 |
| Total stockholder's equity | | 597,863 |
| Total liabilities and stockholder's equity | $ | 4,078,635 |

The accompanying notes are an integral part of these financial statements

**Royce Fund Services, Inc.**
(an indirect wholly owned subsidiary of Legg Mason, Inc.)
## Statement of Earnings
## For the Year Ended March 31, 2006

| | |
|---|---|
| Revenues: | |
| Distribution fees, net of waivers | $ 26,808,863 |
| Expenses: | |
| Distribution fees to brokers | 26,620,108 |
| Advertising | 73,840 |
| Printing | 240,366 |
| Insurance | 54,980 |
| Other | 50,102 |
| Total expenses | 27,039,396 |
| Earnings before income tax | (230,533) |
| Income tax benefit | 82,185 |
| Net loss | $ (148,348) |

The accompanying notes are an integral part of these financial statements

**Royce Fund Services, Inc.**
(an indirect wholly owned subsidiary of Legg Mason, Inc.)
**Statement of Changes in Stockholder's Equity**
**For the Year Ended March 31, 2006**

| | Common Stock | | Additional Paid-In | Retained | Total Stockholder's |
|---|---|---|---|---|---|
| | Shares | Amount | Capital | Earnings | Equity |
| Balance at March 31, 2005 | 1,000 | $ 1,000 | $ 259,000 | $ 486,212 | $ 746,212 |
| Net loss | - | - | - | (148,348) | (148,348) |
| Balance at March 31, 2006 | 1,000 | $ 1,000 | $ 259,000 | $ 337,864 | $ 597,864 |

The accompanying notes are an integral part of these financial statements

**Royce Fund Services, Inc.**
(an indirect wholly owned subsidiary of Legg Mason, Inc.)
**Statement of Cash Flows**
**For the Year Ended March 31, 2006**

| | | |
|---|---|---|
| Cash flows from operating activities: | | |
| Net loss | $ | (148,348) |
| Net changes in assets and liabilities: | | |
| Receivable/payable from/to parent | | 4,301 |
| Income taxes receivable/payable | | 66,179 |
| Other assets | | (42,371) |
| Accrued distribution fees | | (14,939) |
| Other liabilities | | 73,046 |
| Cash used by operating activities | | (62,132) |
| Cash at the beginning of the period | | 4,061,164 |
| Cash at the end of period | $ | 3,999,032 |

The accompanying notes are an integral part of these financial statements

## 1. Summary of Significant Accounting Policies

### A. Organization

Royce Fund Services, Inc. (the "Company") is registered as a broker-dealer in securities under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. The Company, a wholly owned subsidiary of Royce & Associates, LLC (the "Parent"), which is a wholly owned subsidiary of Legg Mason, Inc. ("Legg Mason"), is the distributor of shares of The Royce Fund, an open-end registered investment company which has multiple portfolios (hereinafter referred to as the "Funds").

### B. Operations

Under a distribution agreement with the Funds, the Company seeks to promote the sale and/or continued holding of shares of such Funds through a variety of activities, including advertising, direct marketing, servicing investors and introducing parties on an ongoing basis. The Company pays commissions and other fees to certain broker-dealers who have introduced investors to certain of the Funds.

As compensation for its services, the Company is entitled to receive from the assets of the Consultant Classes of Pennsylvania Mutual Fund, Royce TrustShares Fund, Total Return Fund, Royce Micro Cap Fund, Royce Special Equity Fund, Royce Premier Fund, Royce Opportunity Fund, Royce Value Fund and Royce Value Plus Fund a monthly fee equal to 1% per annum of their respective fund assets. The Company is also entitled to receive 0.25% per annum of the respective average net assets of the Financial Intermediary Class of Pennsylvania Mutual Fund, Royce Opportunity, Micro Cap, Total Return, Premier and Royce Special Equity Funds. The Company is also entitled to receive 0.25% per annum of the respective average net assets of the Investment Class of the Royce Low-Priced Stock, TrustShares, Value, Value Plus, Technology Value, Royce 100, Discovery, Dividend Value, and Financial Services Funds. For the year ended March 31, 2006, the Company voluntarily waived the following fees from the classes of shares:

| | |
|---|---|
| *Investment Class* | |
| Royce Low-Priced Stock | $ 1,972,151 |
| Royce TrustShares | 84,193 |
| Royce Value | 251,006 |
| Royce Value Plus | 699,206 |
| Royce Technology Value | 34,144 |
| Royce 100 | 36,084 |
| Royce Discovery | 8,660 |
| Royce Dividend Value | 8,045 |
| Royce Financial Services | 4,113 |
| *Consultant Class* | |
| Pennsylvania Mutual | 12,527 |
| | $ 3,110,129 |

Because the Company serves as distributor only for certain mutual funds managed by the Parent, the Parent provides administrative services to the Company at no cost. Therefore, the Company's results from operations may not be indicative of the results of operations of a stand-alone company.

**C. Cash**

The Company maintains cash in bank accounts, which, at times, may exceed federally insured limits. The Company believes it has no credit risk with respect to those accounts.

**D. Use of Estimates**

The financial statements are prepared in accordance with accounting principals generally accepted in the United States of America that require management to make assumptions and estimates that affect the amounts and disclosures presented. Actual results could differ from those estimates and the differences could have a material impact on the financial statements.

## 2. Income Taxes

The Company has elected to be included in the consolidated federal income tax return with Legg Mason and files separate state income tax returns. The Company's allocable share of federal income taxes and its separate state income taxes are recorded as a provision for income taxes and taxes payable in other liabilities. The provision for federal income taxes is determined as if the Company filed a separate return. The provision for income taxes consists of a tax benefit of:

| | |
|---|---|
| Federal | $ (79,880) |
| State | (2,305) |
| | $ (82,185) |
| | |
| Current | $ (80,687) |
| Deferred | (1,498) |
| | $ (82,185) |

The Company's effective income tax rate differs from the statutory federal tax rate as a result of state income taxes.

## 3. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule pursuant to Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital of $5,000 or 6-2/3% of total aggregate indebtedness, whichever is greater, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related ratio of aggregate indebtedness to net capital, as defined, may fluctuate on a daily basis.

As of March 31, 2006, the Company had net capital of $473,259, which was $241,208 in excess of required capital of $232,051. The Company's percentage of aggregate indebtedness to net capital was 735.5%.

The Company is exempt from the SEC's Customer Protection Rule ("Rule 15c3-3"). Section (k)(1) of Rule 15c3-3 allows for this exemption since all customer transactions are cleared through a transfer agent on a fully-disclosed basis.

**4. Commitments and Contingencies**

In the normal course of business the Company enters into contracts that contain a variety of representations and warranties, and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as they would involve future claims that may be made against the Company that have not yet occurred.

**5. Related Party Transactions**

Distribution fees to brokers includes $9,509,108 paid to a subsidiary of Legg Mason.

# SUPPLEMENTAL SCHEDULES

**Royce Fund Services, Inc.**
(an indirect wholly owned subsidiary of Legg Mason, Inc.)
**Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission**
**March 31, 2006**

| | | | |
|---|---|---|---|
| Total capital and allowable subordinated liabilities | | | $ 597,863 |
| Deductions and/or charges | | | |
| Receivable from Parent | $ 18,243 | | |
| Other assets | 61,361 | | |
| Total non-allowable assets | | $ 79,604 | |
| Excess fidelity bond deductible | | 45,000 | |
| Total deductions and/or charges | | | 124,604 |
| Net capital before haircuts on securities positions | | | 473,259 |
| Haircuts on securities positions | | | - |
| **Net Capital** | | | 473,259 |
| **Computation of Alternate Net Capital Requirement** | | | |
| Computed net capital required (6-2/3% of total aggregate indebtedness) | | $ 232,051 | |
| Minimum dollar net capital requirement | | 5,000 | |
| Net capital requirement | | | 232,051 |
| **Excess net capital** | | | $ 241,208 |
| Total aggregate indebtedness | | | $ 3,480,772 |
| Percentage of aggregate indebtedness to net capital | | | 735.5% |

Statement Pursuant to Paragraph (d)(4) of SEC Rule 17a-5.

There are no material differences between this computation of net capital and the corresponding computation prepared by Royce Fund Services, Inc. and included in its unaudited Part IIA FOCUS filing as of April 25, 2006.

**Computation of Determination for Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission**
**March 31, 2006**

The Company is not required to file the above schedule as it claims exemption from SEC Rule 15c3-3 under Paragraph (k)(1) of the Rule as all customer transactions are cleared through a transfer agent on a fully-disclosed basis.

# OTHER INFORMATION

PRICEWATERHOUSECOOPERS

**PricewaterhouseCoopers LLP**
*250 West Pratt Street*
Suite 2100
Baltimore MD 21201-2304
Telephone (410) 783 7600
Facsimile (410) 783 7680

## Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5

To the Board of Directors of Royce Fund Services, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of Royce Fund Services, Inc. (the "Company") for the year ended March 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the

practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

Baltimore, Maryland
May 26, 2006